Larry C. Tomlin

Attorney At Law

Phone:  (317) 464-4122

Fax:  (317) 464-4123

E-Mail:  ltomlin@salawus.com

March 8 2017

VIA EDGAR

David Lin, Staff Attorney

Office of Financial Services

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE, Mail Stop 4720

Washington, DC 20549

Re:     MainSource Financial Group, Inc.

Registration Statement on Form S-4

Filed February 6, 2017

Registration No. 333-215916

Dear Mr. Lin:

On behalf of MainSource Financial Group, Inc. (the “Company”), this letter provides responses to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Mr. Archie M. Brown, President and Chief Executive Officer of the Company, dated March 3, 2017 (the “Comment Letter”), in connection with the Company’s Registration Statement on Form S-4 (the “S-4”).  The Company’s responses to the comments raised by the Staff in the Comment Letter are set forth below. For the convenience of the Staff, the Company has repeated each of the Staff’s comments before the corresponding response.

Prospectus Cover Page

1.            Please disclose the maximum number of shares of MainSource common stock estimated to be issued in the merger.

Response:  The maximum number of shares of MainSource common stock estimated to be issued in the merger is set forth in paragraph 5 on the Prospectus cover page.  As discussed with the Commission, no further change to the Prospectus is required to address this comment.

March 8, 2017

Interests of Certain Directors and Officers of FCB in the Merger, page 65

2.         Please quantify the value of each of the FCB officers’ and directors’ interests in the merger that are different from the interests of other FCB shareholders. For example, please quantify the value of payments in respect of any settlement agreements, stock options of FCB or supplemental retirement agreements. Also disclose the material terms of the prospective employment arrangements with Messrs. Karst and Davis, and if known, any other current FCB officers. Please refer to Item 18(a)(5)(i) of Form S-4.

Response:  In response to the Staff’s comment, the Company has revised the section of the S-4 titled “Interests of Certain Directors and Officers of FCB in the Merger” to quantify the value of each of the FCB officers’ and directors’ interests in the merger that are different from the interests of other FCB shareholders.  The Company has also revised that section to disclose the material terms of the prospective employment arrangement with Mr. Karst.  Mr. Davis has declined employment with MainSource.

Exhibits

3.          Please file the form of proxy card as an exhibit to your next amendment.

Response:  In response to the Staff’s comment, the Company has filed the form of proxy card with Amendment No. 1 to Form S-4.

If you should have any questions about this letter or require any further information, please do not hesitate to contact me.

Very truly yours,

/s/ Larry C. Tomlin

Larry C. Tomlin

cc:  Karen B. Woods, EVP Corporate Counsel & Chief Risk Officer, MainSource Financial Group, Inc.